UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 2, 2007

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

The Board of Directors (the "Board") of Irwin Financial Corporation (the "Corporation") has scheduled the Corporation's 2007 annual meeting of shareholders for May 9, 2007, which is more than 30 days subsequent to the date of the Corporation's annual meeting held in 2006. Accordingly, pursuant to SEC rules, notice is hereby given to shareholders that notwithstanding the deadline for submission for shareholder proposals set forth in the Corporation's proxy statement for the 2006 annual meeting, any proper proposal that a Corporation shareholder wishes to have included in the Corporation's proxy statement and form of proxy for the 2007 annual meeting must be received by the Secretary of the Corporation by March 16, 2007. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for the 2007 annual meeting. In addition to the SEC rules concerning shareholder proposals that may be included in the Corporation's proxy statement, in order for any proposed business to be brought before the annual meeting of shareholders, other than by or at the direction of the Board, to be considered timely, any shareholder who wishes to submit a proposal to be acted upon at the 2007 annual meeting must deliver written notice of such shareholder's intent to the Secretary of the Corporation not later than March 16, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: March 2, 2007   By: /s/ Jody A. Littrell

                                 JODY A. LITTRELL
                             First Vice President and Controller